08005569

ADITYA BIRLA GROUP

RECEIVED

2008 OCT 27 A 6:28

CORPORATE FINANCE

AM/STOEX-GN/08

October 21, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : CLAUSE 47 (C) OF THE LISTING AGREEMENT

Pursuant to the aforesaid clause of the Listing Agreement, please find enclosed herewith the certificate issued by MR. MAHESH SONI, a practicing Company Secretary certifying that all Shares received were transferred and dispatched within a month from the date of lodgment for the half year ended **SEPTEMBER, 2008.**

Please acknowledge receipt.

Thanking you,

PROCESSED
OCT 27 2008
THOMSON REUTERS

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

Mahesh Soni

B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

Ref. No.________________

Date________________

CERTIFICATE OF DELIVERY OF SHARE CERTIFICATES

I have examined the relevant Books, Registers, Forms, Documents and Papers of **HINDALCO INDUSTRIES LIMITED** having its registered office at Century Bhawan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025 produced before me for the purpose of issuing Certificate under the provisions of the Listing Agreement with the Stock Exchange(s) and based on my such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and according to the best of my information and belief, the Company has in relation to the half year ended **SEPTEMBER 30, 2008** delivered all certificates of shares issued after registration of transfer within ONE MONTH of the date of lodgment of transfer prior to the date of the intimation of the closure of Register of Members or the Record date except in cases :

-in which Certificates of listed securities have not been delivered to shareholders within one month of lodgment of transfer of securities because there was a minor difference in signature of the Transferor(s) and as required under Clause 12A of the Listing Agreement the Company has promptly sent to the first transferor an intimation and if Objection is not received from the transferor within 15 days of the intimation, the Company has effected the transfer.

MAHESH SONI
M. NO. FCS : 3706
MUMBAI
Practising Company Secretary

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 : COP : 2324.

PLACE: MUMBAI
DATED: 21|10|2008

END